ShiftPixy, Inc.

4101 NW 25th Street,

Miami, Florida 33142

August 15, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ShiftPixy, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-280566)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 15, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for August 15, 2024, at 5:00 p.m., Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please call Stephen Zapf of Lowenstein Sandler LLP at 973-422-6708 with any questions.

Very truly yours,

SHIFTPIXY, INC.

By:	/s/ Patrice Launay
Name:	Patrice Launay
Title:	Chief Financial Officer